FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 28, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 28, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
APPOINTS NEW COO & GENERAL MANAGER
FOR KAOHSIUNG OPERATION

Taipei, Taiwan, R.O.C., April 27, 2007 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (the “Company”) today announced that Dr. Tien Wu was appointed as its Chief Operating Officer. Prior to this position, Dr. Wu was the Company’s President of Worldwide Marketing and Sales. In addition, Mr. Chin Ko-Chien, General Manager of the Company’s operations in Kaohsiung, has retired and his position has been assumed by Mr. Raymond Lo, who will be in charge of the Company’s operations in Kaohsiung.

Dr. Tien Wu joined the Company in 2000 and was responsible for business development in North America and Europe. Prior to joining the Company, Dr. Wu served at IBM for over 12 years and was responsible for R&D and sales and marketing for a number of projects in the United States, Asia-Pacific, Europe and elsewhere. Dr. Wu holds a B.S.C.E. degree from the National Taiwan University and a Ph.D. degree in applied mechanics from the University of Pennsylvania.

Mr. Raymond Lo has served at the Company for over 20 years, holding several positions, including Vice President of the Company’s packaging facility in Kaohsiung and President of ASE Test Inc. Mr. Lo holds a degree in electronic physics from the National Chiao Tung University of Taiwan.